1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

October 24, 2024
Via EDGAR
Christina DiAngelo Fettig, Senior Staff Accountant
Division of Investment Management
Disclosure Review and Accounting Office  U.S. Securities and Exchange Commission
100 F Street N.E. Washington, D.C. 20549
RE:      Main Street Capital Corporation (File No. 814-00746)
Dear Ms. Fettig:
On behalf of Main Street Capital Corporation (the “Company”), set forth below are the
Company’s responses to the verbal comments provided by the Staff of the Division of Investment
Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s
legal counsel on September 24, 2024 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 000-814-00746), filed with the SEC on February 23, 2024 (the
“Form 10-K”). For your convenience, each of the Staff’s comments is numbered and set forth below and is followed by the Company’s response.
Form 10-K
Cybersecurity, Page 45
1.Comment: Item 106(c)(2)(i) of Regulation S-K requires that the Company disclose the relevant expertise of the members of Company management or persons who are members of any committees that are responsible for assessing and managing the Company’s material risks from cybersecurity threats in such detail as necessary to fully describe the nature of the expertise.
Please revise the Company’s cybersecurity disclosure to satisfy this requirement.
Response: The Company acknowledges the Staff’s comment and undertakes to update the applicable disclosure in its future Annual Reports on Form 10-K accordingly.
Management’s Discussion and Analysis of Financial Condition and Results of Operations “MD&A”) –
Discussion and Analysis of Results of Operations, Page 56
2.Comment: Please include in future filings a hyperlink to the prior fiscal year’s Annual Report on
Form 10-K that is incorporated by reference in the MD&A.
Response: The Company undertakes to comply with the Staff’s comment in its future Annual
Reports on Form 10-K accordingly.

October 24, 2024 Page 2
Report of Independent Registered Public Accounting Firm, Pages 69–71
3.Comment: The Staff notes that the Report of Independent Registered Public Accounting Firm
included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the
“2020 10-K”), included a confirmation of securities as of December 31, 2020 and 2019, “by correspondence with custodians, portfolio companies or agents, or by other appropriate auditing procedures where replies were not received.” Such an opinion is required by Section 30(g) of the
Investment Company Act of 1940, as amended (the “1940 Act”), for investment companies registered under the 1940 Act and, as discussed in Dear CFO Letter 2019-01, the Staff believes that it is best practice for a business development company (“BDC”) to have its auditor verify all of the securities owned by the BDC, either by actual examination or by receipt of a certificate from the custodian, and affirmatively state in the audit opinion whether the auditor has confirmed the existence of all such securities. Please explain in correspondence (1) why the Reports of
Independent Registered Public Accounting Firm included in the Company’s Annual Reports on
Form 10-K filed after the 2020 10-K do not include the confirmation of securities opinion discussed above and (2) confirm whether such confirmation has been completed by the
Company’s auditors for such years.
Response: The Company’s independent registered public accounting firm has confirmed that (i)
the confirmation of securities owned verification language referenced in the Staff’s comment was inadvertently omitted from the Reports of Independent Registered Public Accounting Firm in the
Company’s Annual Reports on Form 10-K filed after the 2020 10-K, (ii) its audits of the
Company’s December 31, 2023, 2022 and 2021 financial statements included confirmation of securities owned by the Company and (iii) it will ensure that its future Reports of Independent
Registered Public Accounting Firm specifically state that this confirmation was performed.
Statement of Operations Disclosures, Page 73
4.Comment: The Staff notes that as part of the Staff’s review of the Company’s filings made under the Securities Exchange Act of 1934, as amended, conducted in July 2013, the Staff issued a comment regarding how excise taxes were presented on the Company’s Consolidated Statement of Operations. At that time, the Company determined that the amount of excise tax was not material and, thus, believed that putting all income taxes below the net investment income line item was appropriate. Please confirm in correspondence (1) whether the Company still considers the amount of excise tax immaterial and properly included below the net investment income line item and (2) that if excise taxes applicable to items above net investment income is determined to be material, the Company will include applicable taxes above the net investment income line item. See Rule 6-07(5) and (7)(d) of Regulation S-X.
Response: Confirmed that the Company has determined that the amount of excise tax applicable to items above net investment income is not material and, thus, still believes that putting all income taxes below the net investment income line item is appropriate. Also confirmed that at any time that the amount of excise tax applicable to items above net investment income is determined to be material, the Company will undertake to include applicable taxes above the net investment income line item.

October 24, 2024 Page 3
Notes to Financial Statements
5.Comment: Please explain in correspondence where the tax basis of distributable earnings is disclosed in the notes to the consolidated financial statements and how such basis reconciles to the distributable earnings included on the balance sheet.
Response: The tax basis in distributable earnings is reported in the Form 10-K in Note G of the consolidated financial statements in the table describing the reconciliation of “Net increase in net assets resulting from operations” to taxable income and to total distributions declared to common stockholders. The tax basis amount at December 31, 2023 was $76,510,000 and reported on the line labeled “Taxable income earned prior to period end and carried forward for distribution next period.”
The balance sheet does not include an amount for distributable earnings on a tax basis, and instead provides “Total undistributed earnings” on a consolidated GAAP basis, which includes cumulative realized and unrealized income and gains and losses on a consolidated basis, net of cumulative distributions paid to stockholders. The amount of such “Total undistributed earnings”
at December 31, 2023 was $206,002,000. The tax basis in distributable earnings in Note G is a tax basis calculation and therefore a number of reconciling items exist to reconcile these amounts, including unrealized fair value appreciation (depreciation), accumulated capital losses at the
Company for U.S. federal income tax purposes, which do not reduce distributable earnings for tax purposes, retained earnings at the Company’s direct and indirect wholly-owned subsidiaries that have elected to be taxable entities and other temporary differences.  The Company acknowledges the Staff’s comment and undertakes to include the noted reconciliation in its future Annual
Reports on Form 10-K accordingly.
Notes to Financial Statements
6.Comment: Under Regulation S-X, Article 6.07, Instruction 3, the Company is required to provide in the body of its financial statements or in the footnotes “the average dollar amount of borrowings and the average interest rate.” The Staff notes that the Company discloses interest rates for subsets of borrowings, but does not include the overall average interest rate. Please include the overall average interest rate in future filings.
Response: The Company acknowledges the Staff’s comment and undertakes to include the overall average interest rate of its borrowings in its future SEC filings accordingly.
Notes to Financial Statements, Page 155
7.Comment: In accordance with the Financial Accounting Standards Board Accounting Standards
Codification 820-10-50-2, please disclose how weighted average is calculated in the chart summarizing the significant unobservable inputs used to fair value the Company’s Level 3 portfolio investments in the Company’s future SEC filings.

October 24, 2024 Page 4
Response: The Company acknowledges the Staff’s comment and undertakes to update the applicable disclosure in its future SEC filings accordingly.
General
8.Comment: In reviewing the Company’s filing history, the Staff notes that the Company has not furnished any “glossy” annual reports using Form ARS. Please explain why the Company has not furnished its “glossy” annual report using Form ARS.
Response: The Company respectfully advises the Staff that the Company has not furnished any
“glossy” annual reports to its stockholders in connection with any meeting of the Company’s stockholders relating to the election of directors. To the extent the Company furnishes “glossy”
annual reports to stockholders in connection with a stockholder meeting relating to the election of directors in the future, the Company will furnish such report to the SEC on Form ARS.
*          *          *
If you have any questions, please feel free to contact the undersigned by telephone at
202.261.3466 (or by email at harry.pangas@dechert.com).
Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas
cc:      Dwayne L. Hyzak, Main Street Capital Corporation
Ryan Nelson, Main Street Capital Corporation
Jason Beauvais, Main Street Capital Corporation
            Clay Douglas, Dechert LLP